EXHIBIT 99.1
Press Release

Infosys awarded multi-year global BPO contract by Royal Philips Electronics

  Among the largest F&A deals in BPO from India
  Expands Infosys’ global network; 1400 skilled BPO staff to join Infosys

Bangalore, India - July 25, 2007: Infosys Technologies Ltd (NASDAQ: INFY) today announced that it has signed a multi-million dollar outsourcing contract with Royal Philips Electronics’ (NYSE: PHG, AEX: PHI) ("Philips") of the Netherlands. As part of the agreement, Philips will enter into a multi-year contract with Infosys BPO to provide Finance & Accounting (F&A) services and the processing of purchasing orders. Infosys will also acquire three shared service centers located in India, Poland and Thailand from Philips. The contract is amongst the largest Finance & Accounting BPO engagements from India and will expand Infosys’ global network, particularly strengthening its European operations.

"Infosys clearly demonstrated a willingness to invest in people with a strong HR process, better solution quality, ability to leverage end-to-end process improvements and a robust risk mitigation and transition plan. Their leadership capabilities were clearly evident in all interactions and proposal submissions, with a strong focus on the customer," said Gerard Ruizendaal, Chief Strategy Officer and Group Controller for Royal Philips Electronics.

The deal extends Infosys’ global network with new centers in India, Poland and Thailand. Infosys will gain approximately 1,400 Philips professionals who will add to the Infosys BPO team a wide range of valuable skills and abilities, which include diverse language capabilities, technical expertise and domain knowledge.

"Global corporations require transformation partners like Infosys to enhance their competitiveness in the flat world," said S. Gopalakrishnan, CEO, Infosys Technologies Limited. "We are excited to partner with Philips to take their F&A and procurement functions to the next level of transformation," he added.

The deal with Philips reinforces Infosys’ leadership position in transformation-based BPO services. Infosys BPO has seen significant growth of over 70% in revenues and an increase in client base of over one-third in FY2007.

"During our interactions with the Philips employees, we found them to be very bright with a high level of energy and strong skill-sets. We look forward to welcoming them to the Infosys family," said Amitabh Chaudhry, CEO, Infosys BPO. "The deal will further enhance our capabilities and make us one of the top 5 players in the F&A outsourcing space in the world."

For more information, please visit http://www.infosys.com/marcom/infosys-philips-bpo/default.asp

About Philips

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of "sense and simplicity". Headquartered in the Netherlands, Philips employs approximately 125,800 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has 75,000 employees in over 41 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

About Infosys BPO Ltd.

Infosys BPO Ltd. (www.infosys.com/bpo), the business process outsourcing subsidiary of Infosys Technologies, was set up in April 2002. Today, it is ranked among the leading BPO companies in India by NASSCOM, Dataquest, the International Association of Outsourcing Professionals, Red Herring, and others. Infosys BPO focuses on integrated end-to-end outsourcing and delivers transformational benefits to its clients through reduced costs, ongoing productivity improvements, and process reengineering. Infosys BPO operates in India, the Czech Republic, China, and Philippines (through a partner), and employs about 11,200 people. It closed FY 2006 -07 with revenues of $ 148 million.

Safe Harbor

Certain statements in this release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These include statements related to our expectation that Infosys BPO will enter into a multi-year outsourcing contract with Philips to provide Finance & Accounting services and the processing of purchasing orders, and that this will expand Infosys’s global network and strengthen its European operations; our expectation that Infosys BPO will acquire shared service centres in India, Poland and Thailand from Philips, and will gain approximately 1400 Philips professionals who will add to the Infosys BPO team a wide range of skills and abilities; and our expectation that this deal will further enhance Infosys BPO’s capabilities and make it one of the top 5 players in the F&A outsourcing space in the world. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the completion of the acquisition, the success of the integration and utilization of the new shared service centres and new employees and the success of our investments.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in Infosys’s filings with the Securities and Exchange Commission and our reports to shareholders. Infosys does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of Infosys.

For further information please contact:

Infosys Technologies Ltd.	Royal Philips Electronics
North America Kate Wesson Bite PR for Infosys Technologies Ltd, US Phone: + 1 510 207 9963 kate.wesson@bitepr.com	Global Media Contact Jayson Otke Philips Corporate Communications Tel. +31 2059 77215 jayson.otke@philips.com
Europe, Middle East & Africa Nathan Linkon Infosys Technologies Ltd, London Phone: +44 (0) 207 715 3445 Nathan_Linkon@infosys.com	Poland Beata Jedynak Philips Polska Tel. +48 22 571 03 32 beata.jedynak@philips.com
Asia Pacific Sabrina Mukund Infosys BPO Ltd, Bangalore, India Phone: +91-9901911833 sabrina_mukund@infosys.com	India Moushumi Dutt Philips India Tel. +91 11 435 29835 moushumi.dutt@philips.com
Australia Roger Langsdon Infosys Technologies Ltd, Australia Phone: 61 4 1737 6433 Roger_Langsdon@infosys.com	Thailand Vilai Punpocha Philips Electronics Ltd., Thailand Tel. +66 26143487 vilai.punpocha@philips.com
Poland Peter McLaughlin Infosys Technologies Ltd Phone: +1 213 268-9363 Peter_Mclaughlin@infosys.com